SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Positioned as Highest-Scoring in 2024 Quadrant Knowledge Solutions SPARK Matrix AML Report, dated May 1, 2024
99.2	Cincinnati 911 Emergency Communication Center Leverages NICE Inform Elite for Digital Transformation to Improve Operations, dated May 2, 2024
99.3	NICE Actimize Recognized as Category Leader in the Chartis 2024 CLM Solutions for Corporate and Investment Banking Vendor Landscape Report, dated May 08, 2024
99.4	NICE Named the Conversational Intelligence Market Leader in 2024 Opus Research Intelliview Report, dated May 9, 2024
99.5	NICE Announces Interactions 2024, Shaping the New Generation of CX AI Excellence and Welcomes Nicole Kidman as Celebrity Keynote, dated May 13, 2024
99.6	NICE Actimize Named Suitability Category Winner by 2024 WealthBriefing European Awards, dated May 20, 2024
99.7	Italy’s Carabinieri Police Deploy NICE Inform at All Control Rooms Nationwide for Incident Intelligence, dated May 28, 2024
99.8	NICE Actimize Announces ENGAGE 2024 the Industry’s Premier Financial Crime & Compliance Risk Management Event, dated May 29, 2024
99.9	NICE Drives Organizations to Effectively Manage Entire CX Workforce with New Back-Office Capabilities, dated May 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: June 6, 2024

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Positioned as Highest-Scoring in 2024 Quadrant Knowledge Solutions SPARK Matrix AML Report, dated May 1, 2024
99.2	Cincinnati 911 Emergency Communication Center Leverages NICE Inform Elite for Digital Transformation to Improve Operations, dated May 2, 2024
99.3	NICE Actimize Recognized as Category Leader in the Chartis 2024 CLM Solutions for Corporate and Investment Banking Vendor Landscape Report, dated May 08, 2024
99.4	NICE Named the Conversational Intelligence Market Leader in 2024 Opus Research Intelliview Report, dated May 9, 2024
99.5	NICE Announces Interactions 2024, Shaping the New Generation of CX AI Excellence and Welcomes Nicole Kidman as Celebrity Keynote, dated May 13, 2024
99.6	NICE Actimize Named Suitability Category Winner by 2024 WealthBriefing European Awards, dated May 20, 2024
99.7	Italy’s Carabinieri Police Deploy NICE Inform at All Control Rooms Nationwide for Incident Intelligence, dated May 28, 2024
99.8	NICE Actimize Announces ENGAGE 2024 the Industry’s Premier Financial Crime & Compliance Risk Management Event, dated May 29, 2024
99.9	NICE Drives Organizations to Effectively Manage Entire CX Workforce with New Back-Office Capabilities, dated May 30, 2024